UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 14, 2019

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In the Matter of

360 Sports, Inc.
244 5th Avenue, Suite R260
New York, NY 10001

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-10517

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       360 Sports, Inc. filed with the Commission post-qualification amendments to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendments have been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the post-qualification amendments be declared abandoned on May 14, 2019.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary